Thompson & Knight llp
	ATTORNEYS AND COUNSELORS	AUSTIN
DALLAS
FORT WORTH
HOUSTON
NEW YORK

	1700 PACIFIC AVENUE • SUITE 3300	ALGIERS
	DALLAS, TEXAS 75201-4693	LONDON
	(214) 969-1700	MEXICO CITY
	FAX (214) 969-1751	MONTERREY
DIRECT DIAL: (214) 969-1324	www.tklaw.com	PARIS
EMAIL: Wesley.Williams@tklaw.com		RIO DE JANEIRO
SÃO PAULO
VITÓRIA
October 18, 2007

PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Approach Resources Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 13, 2007 File No. 333-144512
Dear Ms. Parker:
          On behalf of Approach Resources Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). In addition, we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated October 4, 2007 to J. Ross Craft. Our responses are based upon information provided to us by or on behalf of the Company. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter. Additionally, in order to assist you in your review of the revised prospectus, we have changed the page numbers both in your comments and our responses to reflect the current pagination of Amendment No. 2.
General
1.	We note the suggestion at page ii that you cannot “guarantee” the accuracy and completeness of information that appears in your filing. You are responsible for the accuracy and completeness of all disclosure in your filings with the Commission. Please revise accordingly.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 18, 2007

Response: The Company has revised page ii of Amendment No. 2 to address this comment.

2.	We note your responses to our previous comments 2, 3, 4, 81 and 82. We remind you that you will need to provide current and updated disclosure with each amendment. Also, we will need sufficient time to review all new exhibits and disclosure, including any additional proposed artwork or graphics.

Response: The Company has updated the information in Amendment No. 2 to provide current disclosure and to include additional exhibits. The Company understands the Staff will need sufficient time to review all new disclosure and exhibits.
Prospectus summary, page 1
3.	We note your response to our previous comment 9. Please further revise to include an enhanced discussion of the risks and difficulties you face, in order to provide more balance.

Response: The Company has revised pages 6 and 7 of Amendment No. 2 to provide the requested disclosure.
Summary combined historical and combined pro forma financial data, page 9
4.	We note the revised disclosure provided in response to our prior comment number 10 from our letter dated August 8, 2007. This disclosure indicates that the combined pro forma statements of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume that the acquisition of the Neo Canyon interest occurred on January 1, 2006 and 2007, respectively. As indicated in our prior comment, pro forma adjustments related to the pro forma statements of operations should be computed assuming the transaction occurred at the beginning of the fiscal year presented. Adjustments should be carried forward through any subsequent interim periods.

Response: The Company has revised pages 9, 10, 12, 37, 39, 48 and 76 of Amendment No. 2 to provide the corrected disclosure.
Risk Factors, page 14
5.	Each risk factor should be tailored to your particular facts and circumstances. In that regard, revise to eliminate generic risks that apply to all public companies or to all newly-public companies. For example, the risks captioned “The requirements of complying with the Securities Exchange Act of 1934 may strain our resources” and “Failure by us to achieve and maintain effective internal control over financial reporting” apply at a minimum to all newly-public companies.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 18, 2007

Response: The Company has revised Amendment No. 2 to eliminate the above-referenced risk factors.
Use of Proceeds, page 33
6.	Quantify the “remainder,” and provide additional detail and quantification for each item of “general corporate purposes” to which the remainder will be applied.

Response: The Company has revised page 33 of Amendment No. 2 to provide additional detail and quantification of the Company’s proposed use of net proceeds received in the offering. Once these net proceeds are used to repay the Company’s outstanding borrowing under its revolving credit facility and to repurchase shares of common stock held by the Company’s selling stockholder, approximately $700,000 will remain to be used for general corporate purposes. The Company has identified certain examples of potential expenditures within this broader category, and, based on the amount of net proceeds available for general corporate purposes, the Company respectfully submits that quantifying each item of “general corporate purposes” to which the remainder will be applied would not be useful or material to investors and that the current disclosure provides sufficient information to prospective investors to understand the nature and magnitude of the principal uses of proceeds described in this section.
Executive Compensation, page 91
7.	We note your response to our previous comment 42. Please provide disclosure regarding how base salaries affect decisions regarding other elements of compensation.

Response: The Company has revised its disclosure on page 95 of Amendment No. 2 under “Our executive compensation programs” to clarify that the Company separately reviews its executive officers’ base salaries and their annual and long-term incentive opportunities (including equity-based incentive opportunities) to ensure that each component, individually, is competitive with market practices, supports the Company’s executive recruitment and retention objectives and is internally equitable among our executive officers. As such, the Company’s decisions regarding base salaries do not directly impact its decisions in establishing equity-based incentives and cash incentive compensation.
Selling stockholder, page 113
8.	We note your response to our previous comment 55. Please provide a cross reference to the disclosure on page 108 indicating how the selling stockholder received its shares.

Response: The Company has revised page 113 of Amendment No. 2 to include the requested cross reference.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 18, 2007

Note 1. Summary of significant accounting policies, page F-7
Oil and gas properties and operations, page F-8
9.	Your response to prior comment 65 from our letter dated August 8, 2007, indicates that you evaluated your oil and gas properties for impairment using “reserve estimates prepared in accordance with SFAS 69” and using only “total proved reserves”. Provide us with a copy or reasonably detailed summary of your evaluation. Additionally, describe for us, in greater detail, the material assumptions and estimates underlying the evaluation, including those related to quantities, prices and costs. Explain why you believe an evaluation based on “reserve estimates prepared in accordance with SFAS 69” satisfies the fair value requirements on SFAS 144, pars. 22 through 24.

Response: In considering whether its oil and gas properties were impaired at December 31, 2006, the Company began by comparing the undiscounted future net cash flows attributable to proved oil and gas properties from its year-end FAS 69-based reserve report to the net carrying value of its oil and gas properties. As seen in the table below, there existed a substantial excess of the undiscounted future net cash flows over the net carrying value for both of the Company’s producing fields. Additionally, the Company considered whether the prices used in the reserve report used to support its FAS 69 disclosures were a reasonable representation of relative market prices. Market prices in March 2007, the time the Company performed its impairment consideration, were generally higher than those used in the FAS 69-based reserve report, and therefore, the Company concluded that such report was a reasonable and conservative measure of the future net cash flows attributable to its proved oil and gas properties. Because the undiscounted future net cash flows attributable to the Company’s proved oil and gas properties were far in excess of the carrying amounts of such properties, the Company concluded that no impairment indicators were present, consistent with the guidance in paragraph 7 of FAS 144, which states “The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).” Paragraph 7 also states “An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.” Because the undiscounted cash flows expected to result from the use and eventual disposition of the properties exceeded the carrying value of such properties, it was not necessary to estimate the fair value of those properties in a manner consistent with the guidance in paragraphs 22 through 24 of FAS 144. As such, the Company did not prepare a fair value estimation that would have included (1) any projected cash flows from any probable or possible reserves and (2) any effects from higher future prices after the year-end date as these would have only increased the excess of projected cash flow over the net book value.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 18, 2007

	At December 31, 2006
		Undiscounted future net
	Carrying value	cash flows attributable to	Excess of undiscounted
	of oil and gas	proved oil and gas	future net cash flows
	properties	properties	over carrying value
Ozona Northeast field	$125,071,128	$393,872,533	$268,801,405
Cinco Terry field	$3,172,662	$8,838,139	$5,665,477
Unaudited combined statement of changes in stockholders’ equity, page F-29
10.	We note that you recorded a lapse of restrictions on restricted stock for $87,640. We further note on page F-34 that all of the restricted shares were unvested as of June 30, 2007. Please confirm that the lapse of restrictions on restricted refers to the same restricted stock that was issued on March 14, 2007 to an executive officer. In addition, tell us how the restrictions lapsed on the restricted stock when all of the restricted shares were unvested. Revise the caption on your statement of changes in stockholders’ equity to clarify what the line item represents, as necessary.

Response: The Company has revised page F-29 of Amendment No. 2 to delete the reference to a lapse of restrictions on restricted stock and to clarify that the referenced line item represents share-based compensation expense.
Engineering Comments
Business, page 68
Operating Data, page 76
11.	Please revise your presentation of drilling statistics here to disclose exploration and development drilling results separately. Clarify whether these figures — as well as the similar presentation on page 80 — include the Neo Canyon acquisition.

Response: The Company has revised page 80 of Amendment No. 2 to include pro forma columns for the year ended December 31, 2006 and the six months ended June 30, 2007. These figures, as well as the similar presentation on page 76, include the effects of the Neo Canyon acquisition.
Notes to Combined Financial Statements, page F-7
Disclosures about Oil and Gas Producing Activities (Unaudited), page F-22
12.	As an explanation for proved reserve additions from “extensions and discoveries” line items, you state, “The [continued] success of our exploratory drilling program in our Ozona Northeast field resulted in our classification of reserves as proved, which

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 18, 2007

accounts for the additional quantities under extensions and discoveries.” The increase that you attributed to exploratory drilling in 2004-2006 does not appear to be supported by the net exploration wells you drilled in 2004, 2005 and 2006: 0, .5 and 1.6, respectively. We understand that development drilling can result in additional proved undeveloped locations. Please amend your document to reconcile these line items with your disclosed historical drilling results.

Response: The Company has revised pages F-23 and F-24 of Amendment No. 2 to delete all references to our exploratory program and to provide the requested disclosure.

13.	We note that you attributed the 2005 positive revisions of proved reserved — about 44 BCFE — to the increase in year-end gas price from $6.93/MCFG to $9.20/MCFG. You attributed the 2006 negative revisions of proved reserves — about 14.5 BCFE — to the decrease in year-end gas price from $9.20/MCFG to $6.20/MCFG. Please explain to us the reasons that the negative revisions are only 1/3 the positive revisions, even though the magnitude of price change is about the same. Amend your document to explain fully these proved reserve revisions.

Response: The Company has revised page F-24 of Amendment No. 2 to provide the requested disclosure.
          If we can expedite your review by answering any questions in the interim, please call do not hesitate to call Joe Dannenmaier at (214) 969-1393 or the undersigned at (214) 969-1324.

Sincerely,
/s/ Wesley P. Williams

Wesley P. Williams